[Letterhead of Progress Software Corporation]
January 5, 2010
Via EDGAR
Matthew M. Crispino
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Progress Software Corporation
Amendment No. 1 to Form 10-K for the fiscal year ended November 30, 2008
Filed March 27, 2009
Form 10-Q for the Fiscal Quarter Ended February 28, 2009 Filed April 9, 2009
Definitive Proxy Statement Filed April 10, 2009 (“Proxy Statement”)
File No. 033-41752
Dear Attorney Crispino:
     On behalf of Progress Software Corporation, a Massachusetts corporation (the “Company”), I am writing to respond to the comment letter of the Securities and Exchange Commission (“SEC”) dated October 26, 2009, relating to the above-referenced filings.
Amendment No. 1 to Annual Report on Form 10-K for fiscal year ended November 30, 2008
General
SEC Comment
1.	We refer to your response to our prior comment 1 and note that file numbers beginning with 033 are used to designate filers that are subject to the filing obligations of Section 15(d) of the Exchange Act. Given that you indicate on the cover page of your Form 10-K that you have a class of securities registered under Section 12(b) of the Exchange Act, please provide for us your analysis as to why you believe 033-41752 is the appropriate file number for your periodic reports.

Matthew M. Crispino
January 5, 2010

Company Response
     After further review, it appears that the Company has been using the incorrect file reference number for its periodic reports since 1996 on the EDGAR filing system. In future filings, the Company will ensure that it uses the correct number (file number 19417), for its periodic reports.
Part III
Item 11. Executive Compensation
Compensation Discussion and Analysis
Executive Compensation Components, page 7
2.	We refer to you response to our prior comment 3 and note your statement that certain executives assisted Mr. Alsop in his recommendations to your Compensation Committee relating to target cash compensation levels. In your response, please identify the executive officers that assisted Mr. Alsop in his proposals and provide a brief description of the assistance provided. See Item 402(b)(2)(xv) of Regulations S-K.
Company Response
     As noted in the Company’s response to the SEC’s prior comment 3, certain executives of the Company assisted Mr. Alsop in submitting recommendations to the Compensation Committee with respect to the compensation for other named executive officers. The executives included Norman R. Robertson, Senior Vice President, Finance & Administration and Chief Financial Officer, James D. Freedman, Senior Vice President, General Counsel, Joseph Andrews, Vice President, Human Resources, and Cindy Swech, Director of Compensation and Benefits. The assistance provided by these individuals consisted primarily of administrative support and included the provision of information to the Compensation Committee’s outside compensation consultant to assist in the preparation of executive compensation studies, the coordination of the delivery of the studies, Mr. Alsop’s recommendations and other applicable compensation information to the members of the Compensation Committee, and the scheduling and attendance at Compensation Committee meetings at the request of the Chairman of the Compensation Committee to assist in the presentation of such recommendations.
Definitive Proxy Statement filed on April 10, 2009
3.	We refer to your response to our prior comment and note your reliance on Exchange Act Rule 14a-6(a) and your statement that the proposal regarding the size of your board of directors is directly related to the election of directors. Please note that Rule 14a-6(a)(1) refers solely to the actual election of directors and not matters related thereto. Accordingly, please confirm in your response that you will file future proxy statements in

Matthew M. Crispino
January 5, 2010

preliminary form when matters to be acted upon at an annual meeting include matters other than those enumerated in Exchange Act Rule 14a-6(a)(1).
Company Response
     In response to the SEC’s comment, the Company confirms that it will file future proxy statements in preliminary form when matters to be acted upon at an annual meeting include matters other than those enumerated in Exchange Act Rule 14a-6(a)(1).
Form 10-Q for Quarter Ended May 31, 2009
Item 4. Controls and Procedures page 23
4.	We refer to your response to our prior comment 6 and note that that your disclosure controls and procedures were not effective at May 31, 2009 due to a material weakness. In your response, please tell us what specifically caused your review procedures to fail to identify errors in the data accumulation process and how long this material weakness existed.
Company Response
     In connection with its review of its second fiscal quarter ended May 31, 2009, the Company determined that it did not have adequate operation of internal controls to ensure the accurate and complete accumulation of information used to report the statement of cash flows on a timely basis. The Company believes that the design of the existing financial close and reporting review controls in place, was adequate but more specific review procedures intended to identify errors in the data accumulation process did not operate effectively which resulted in the material weakness. Due to such factors, the Company does not believe that the material weakness existed prior to its second fiscal quarter. As a result of this material weakness, an error was identified after financial information was reported in the Company’s fiscal second quarter press release, but was corrected prior to filing the Company’s Form 10-Q for the three month period ended May 31, 2009.
     The error resulted in a reclassification of amounts reported as net cash provided by operating activities of $12.9 million, and an increase in the net cash provided by investing activities and amounts reported related to the effect of exchange rate changes on cash by an aggregate offsetting amount. The error did not impact the Company’s total cash and equivalents as of any reported date or the total changes in cash and equivalents for the period.
     During its 2009 third fiscal quarter, the Company enacted its remediation plan. In order to ensure that the review controls operate as designed, the Company implemented various enhancements to the existing review control structure to remediate the material weakness. Such enhancements ensure that the review procedures around data accumulation are operating effectively and included improving internal communication and additional cross checking and data validation via a reconciliation spreadsheet. Although these review enhancements have provided the Company with reasonable assurance regarding the reliability of the data used in its cash flow and a more detailed overall review of its financial statements, the Company has not

Matthew M. Crispino
January 5, 2010

gathered sufficient evidence based upon the frequency and timing of the operation of such controls that the new processes and related controls are operating effectively in order to consider the material weakness to be remediated as of August 31, 2009.
     If you have any questions regarding the Company’s response, please feel free to call me directly at (781) 280-4473.

Very truly yours,
/s/ Stephen H. Faberman
Stephen H. Faberman
Deputy General Counsel Progress Software Corporation

cc:	Mr. Norman R. Robertson
James D. Freedman, Esq.
Mr. David H. Benton Jr.